-1- Filed by Alpine Electronics, Inc. Pursuant to Rule 425
under the U.S. Securities Act of 1933 Subject Company:
Alpine Electronics, Inc. (File Number: 132-02817) Dated
December 4, 2017 The Company's Views on the Business
Integration between the Company and Alps Electric Co., Ltd.
(Q (and) A) (Excerpt) December 4, 2017 Alpine Electronics,
Inc. (Note) The Company and other certain third parties
reserve all copyright and other intellectual property rights with respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-12- Table of Contents No. Questions Page No. 1. Objective
of the Business Integration 1-1 What are the significance
and the objective of the Business Integration? 14 1-2 What
kind of synergy effects are expected as a result of the
Business Integration? 16 1-3 What are the reasons for
selecting a share exchange and company split method for the
Business Integration with Alps Electric through
reorganization into a holding company? 16 1-4 Why was the
Business Integration agreed to at this timing? 17 1-5 Why
does it take over a year from the execution of the Share
Exchange Agreement until the effective date of the Share
Exchange? 17 2. Process Leading to the Decision on the Share
Exchange 2-1 Please summarize the procedures that the
Company followed in making the decision to conduct the Share
Exchange. 18 2-2 Please provide information on the history
of the Companies' negotiation on the share exchange ratio.
18 2-3 Please provide information on the circumstances of
the discussions at the meetings of the board of directors of the Company when the Share Exchange was resolved to be
conducted. 19 2-4 Was the resolution of the Company's
shareholders meeting approving the relocation of the head
office proposed assuming that the Business Integration would proceed? 19 2-5 How will the Company respond if the Company
receives any counterproposal competing against the Business
Integration from a third party? 19 3. The Third-party
Committee 3-1 Please provide information on the competency
and independence of the Third-party Committee members. 20
3-2 Please tell us the activities of the Third-party
Committee. 21 3-3 Please describe the content of the inquiry to the Third-party Committee and the report submitted by the
Third-party Committee. 21 3-4 How did the Third-party
Committee evaluate the analysis of the share exchange ratio
conducted by SMBC Nikko Securities? 21 (Note) The Company
and other certain third parties reserve all copyright and
other intellectual property rights with respect to this
press release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-13- Table of Contents No. Questions Page No. 4. About the
Third-party Financial Advisor 4-1 Please explain the
independence of SMBC Nikko Securities, the third-party
financial advisor to the Company. 22 4-2 Please explain the
methods of analyzing the share exchange ratio used by SMBC
Nikko Securities. 22 4-3 How has the Company obtained a
fairness opinion? 22 5. Regarding the Comparable Company
Analysis by the Third-party Financial Advisor 5-1 Please
explain the criteria for selecting comparable listed
companies of the Company and Alps Electric that were used in the comparable company analysis. 23 6. Regarding the DCF
Analysis by the Third-party Financial Advisor 6-1 What are
the assumptions used in the DCF analysis? 24 6-2 In using
the perpetual growth method in the DCF analysis, why was the perpetual growth rate of the Companies assumed to be 0%? 26
6-3 How were cash and deposits as well as investment
securities held by the Company or Alps Electric taken into
consideration? 26 7. Fairness of the Share Exchange Ratio of the Share Exchange 7-1 What are the Company's views on the
share exchange ratio of the Share Exchange? 28 7-2 Why is it that the share exchange ratio analyzed by each method
presented by SMBC Nikko Securities is not the same as that
of Nomura Securities'? 28 7-3 What is the level of the
premium offered with respect to the share exchange ratio in
the Share Exchange? 29 7-4 Is the share exchange ratio of
the Share Exchange fair? Are the synergy effects taken into
account? 31 7-5 Is there any possibility that the share
exchange ratio or the method for the Business Integration
will be changed? 31 7-6 Will the upward revisions of
full-year forecasts of the Company and Alps Electric for the business year ending March 2018 have any impact on the share exchange ratio? Is it not necessary to amend the share
exchange ratio given the upward revisions? 31 (Note) The
Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

"1. Objective of the Business Integration (1/4)" No.
Question Answer 1-1 What are the significance and the
objective of the Business Integration? The recent business
environment surrounding the Company has undergone various
changes. For instance, (i) business risks resulting from
overemphasis on the businesses targeting automobile
manufacturers and overseas markets have become apparent;
(ii) the automotive infotainment market has been polarized
into highly functional system products for ADAS (advanced
driver-assistance systems) and other automobile systems on
the one hand and commodity products linked to smartphones on the other; and (iii) in connection with the polarization
described in (ii) above, the market and customer demands are shifting towards collaboration with safety functions that
utilize input devices, sensing devices and others, as well
as implementation of the connected car technologies that
utilize data communication modules. In order to adapt to
such changes and maintain continuous growth, the Company
believes that an important business challenge it faces is to significantly change its past hardware-oriented business to
a comprehensive car-oriented service business. Specifically, in existing business areas, the Company has to improve
profitability through maintaining and utilizing its
strengths in the brand business and audio products, finding
new customers by utilizing development assets and
streamlining business activities; and in new business areas, the Company needs to create unique and high-value products
that use HMI (human machine interface) as a core business
domain, and enhance its ability to propose solutions to
markets and customers, with the aim of expanding its
cockpit-related business and connected car-related business.
In addition to the above, in the midst of the drastic
changes of the competitive environment surrounding the
automobile industry and the automotive business due to the
increased electrification of automobiles in recent years, it is a pressing issue for the Company and Alps Electric to
resolve operational restrictions, which arise due to the
nature of the Companies as independent listed companies, to
their mutual cooperation in the areas of development,
manufacturing and sales as well as sharing intellectual
property, licenses, knowhow and other similar assets, while
at the same time to realize more effective communication
with customers. (Continued on the following page.) (Note)
The Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-15- 1. Objective of the Business Integration (2/4) No.
Question Answer 1-1 What are the significance and the
objective of the Business Integration? The Company believes
that the reorganization of the Company and Alps Electric
into a holding company structure will allow the Company to
tackle the above-mentioned business challenges as follows,
and thus enable an attempt to increase the corporate value
of not only the Company but also the entire Alps Electric
group. The Company will be able to accelerate its business
expansion by finding new customers through 1 capitalizing on
Alps Electric's extensive customer channel; The Company will be able to develop various products, such as integrated HMI
cockpit systems 2 that seamlessly integrate electronic
devices, software and packaging, through combining Alps
Electric's input device, sensing device and communication
device technologies, which have built up a track record in
the fields of consumer and automotive electronic components, with the Company's output equipment development technology
(with navigation at its core), software development
capability and production planning capability; and 3 As a
result of 1 and 2 above, the Company will be able to create, propose and expand highly functional system products unique
to the Alps Electric group as an automotive HMI system
integrator and expand its business in new business areas.
(Note) The Company and other certain third parties reserve
all copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-16- 1. Objective of the Business Integration (3/4) No.
Question Answer 1-2 What kind of synergy effects are
expected as a result of the Business Integration? The
Company and Alps Electric will move to a holding company
structure. The holding company will have a group strategy
function, under which the Companies will work on full-scale
cooperation, such as strengthening of their ability as a
group to propose solutions to and conduct sales vis-a-vis
their customers, development of employees through personnel
exchanges across businesses, such as engineers and sales
personnel, and use of Alps Electric's fund-raising
capability, network and monozukuri capability. The Companies believe that, coupled with such measures as further
promotion of the sharing of intellectual property, licenses, knowhow and other similar assets, promotion of mutual use of production bases, streamlining of back-office departments
through infrastructure sharing, cooperation with suppliers
through joint procurement of parts, strengthening of the
procurement capacity, and reinforcement of global
operations, the above measures can maximize the synergy
effects on business of not only the Company but also the
entire Alps Electric group. Of the above synergy effects, as described in the Results Briefing of the First Six Months of the Fiscal Year Ending March 31, 2018, dated October 30,
2017, the Company expects that cost synergies of 4 billion
yen or more will be generated in or after the fiscal year
ending March 2020, the year in which the Business
Integration takes effect, through streamlining procurement
functions (e.g. joint procurement.) The business integration preparation committee is continuing to discuss and examine
other synergy effects while complying with the competition
laws of the relevant countries. 1-3 What are the reasons for selecting a share exchange and company split method for the
Business Integration with Alps Electric through
reorganization into a holding company? We also examined
other business integration methods, but we judged that the
combination of a share exchange and a company split is the
best method after taking into account various factors such
as that: (i) the share exchange and company split method
permits providing to the Company's minority shareholders the opportunity to receive the benefit of increased corporate
value which comes from the generation of synergy effects of
the Business Integration set forth in Q1-2; (ii) the share
exchange and company split method has a great benefit to the
Company's minority shareholders in that they are not taxed
as of the effectuation of the Share Exchange; and (iii) the
liquidity will be sufficiently secured because the shares of common stock of Alps Electric, which are the consideration
of the Share Exchange, are listed on the First Section of
the Tokyo Stock Exchange, and shares of ALPS HD CO., LTD.
will remain listed even after the Share Exchange. (Note) The
Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-17- 1. Objective of the Business Integration (4/4) No.
Question Answer 1-4 Why was the Business Integration agreed
to at this timing? As set forth in Q1-1, with rapid changes
of technologies in recent years due to the increased
electrification of automobiles and the rapid progress of
technologies such as autonomous driving and connected cars,
it is clear that the automobile industry will undergo
drastic changes in the coming decade. With the understanding that in such a changing environment, the role required of
the Company is also changing and the overall strength will
be more important in the future, the Companies share a sense of crisis that they cannot put off any longer the Business
Integration for strengthening the group's overall strength
in achieving further expansion of businesses of the Company.
Accordingly, the Companies decided to conduct the Business
Integration at this timing. 1-5 Why does it take over a year from the execution of the Share Exchange Agreement until the effective date of the Share Exchange? In implementing the
Share Exchange, in order to comply with the U.S. Securities
Act, it is necessary for the Companies to prepare financial
statements in accordance with International Financial
Reporting Standards and to have them audited. In addition,
it is necessary for Alps Electric to file a registration
statement on Form F-4 with the U.S. Securities and Exchange
Commission. The effective date of the Share Exchange was set while taking into account the time period needed to complete these measures. Moreover, the Company determined that it
would be desirable to execute the Share Exchange Agreement
at the time of the announcement of the Business Integration
because it considered that speculative media reports that
could arise after the announcement of the Business
Integration as well as speculative trading triggered by such media reports could cause violent fluctuations of the
Companies' share prices, possibly giving rise to an
unexpected situation for the shareholders and other
stakeholders of the Companies, if the Companies were to
announce the Business Integration first and execute the
Share Exchange Agreement setting forth the share exchange
ratio and other terms at a later date. (Note) The Company
and other certain third parties reserve all copyright and
other intellectual property rights with respect to this
press release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-18- 2. Process Leading to the Decision on the Share
Exchange (1/2) No. Question Answer 2-1 Please summarize the
procedures that the Company followed in making the decision
to conduct the Share Exchange. The Company carefully
determined the implementation of the Share Exchange, as well as the terms thereof, after taking the following measures.
In order to ensure fairness of the Share Exchange, the
Company received (i) a financial analysis report on the
share exchange ratio and a fairness opinion from SMBC Nikko
Securities, a third-party financial advisor that is
independent from the Company or Alps Electric, and (ii)
advice from TMI Associates, a legal advisor that is
independent from the Company and Alps Electric, from a legal point of view regarding such matters as the procedures for
the Share Exchange as well as the methods and process of
decision-making of the board of directors. In addition, in
order to avoid conflicts of interest between the controlling shareholder and the minority shareholders, (iii) the Company established a third-party committee (as defined in page 8 of this material as the "Third-party Committee") consisting of
one of the outside director of the Company, who is also an
Audit and Supervisory Committee member, as well as certain
external experts with no interests in the Company or Alps
Electric, and obtained a written report from such
Third-party Committee stating that the resolution by the
board of directors of the Company to approve the Share
Exchange was not disadvantageous to the minority
shareholders of the Company; and (iv) the resolution of the
Share Exchange was unanimously approved by all directors
excluding the directors who have conflicts of interest or
potential conflicts of interest with Alps Electric
concerning the Share Exchange. For the assumptions and
disclaimers pertaining to the analysis of the share exchange ratio and the fairness opinion provided by SMBC Nikko
Securities, please see the exhibit. 2-2 Please provide
information on the history of the Companies' negotiation on
the share exchange ratio. The Company and Alps Electric each independently examined the policy and the content of the
negotiation of the share exchange ratio. They also conducted multiple rounds of substantive discussions and negotiations
with each other through their financial advisors, which
acted as contact points. In addition, in important stages of the negotiations, the Company had an opportunity to meet
with Alps Electric in the presence of the financial advisors of the Companies and directly proposed raising the share
exchange ratio. Through such a negotiation process, the
Companies reached an agreement on the share exchange ratio.
In addition, the Company reported the negotiation progress
to the Third-party Committee whenever necessary, and in
important stages of the negotiations, the Company negotiated with Alps Electric, taking into account the preferences and
views of the Third-party Committee. (Note) The Company and
other certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-19- 2. Process Leading to the Decision on the Share
Exchange (2/2) No. Question Answer 2-3 Please provide
information on the circumstances of the discussions at the
meetings of the board of directors of the Company when the
Share Exchange was resolved to be conducted. At the meeting
of the board of directors of the Company, the Share Exchange was unanimously approved by all directors excluding the
directors who have conflicts of interest or potential
conflicts of interest with Alps Electric with respect to the
Share Exchange, after considering various factors such as
the significance, objective and method of the Business
Integration, fairness of the share exchange ratio, synergies from the Business Integration and the impact on the minority shareholders of the Companies. 2-4 Was the resolution of the
Company's shareholders meeting approving the relocation of
the head office proposed assuming that the Business
Integration would proceed? The relocation of the head office of the Company was a part of its domestic reorganization
efforts involving the integration and abolition of domestic
subsidiaries in April 2017, and determined after
consideration which started from around September 2016,
completely irrelevant to the Business Integration and prior
to receiving a proposal concerning the Business Integration
from Alps Electric. Moreover, the relocation of the head
office is aimed at enhancing the development capabilities in new business areas through promotion of open innovation, and improving marketing capabilities through integration and
consolidation of the relevant functions. Furthermore, since
the former head office in Shinagawa-ku would become
overcrowded as a result of enhanced functions in the Tokyo
metropolitan area, we integrated the offices previously
located in Shinagawa-ku and Ota-ku into the new head office
in Ota-ku with a view to optimizing costs, accelerating
communication between and among different divisions, and
improving business efficiency. 2-5 How will the Company
respond if the Company receives any counterproposal
competing against the Business Integration from a third
party? The Company and Alps Electric do not have any
agreement that prohibits or restricts the Company from
contacting any third party with a competing proposal. In the event a competing proposal is made, the Company will
sincerely consider its terms. (Note) The Company and other
certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-20- 3. The Third-party Committee (1/2) No. Question Answer
3-1 Please provide information on the competency and
independence of the Third-party Committee members. The
competency and independency of the Third-party Committee
members are as follows. Mr. Hideo Kojima: Mr. Hideo Kojima
has long been engaged in auditing practice as a certified
public accountant and has sufficient finance and accounting
expertise. In addition, he has been serving as an outside
director of the Company and understands in depth the
businesses of the Company. The Company therefore judged that he is competent as a Third-party Committee member, believing that he will be able to help the Third-party Committee
discuss matters in a more multifaceted way. Moreover, Mr.
Kojima's independence has been ensured as he satisfies the
independent director/auditor requirement set forth by the
Tokyo Stock Exchange as well as the criteria for
independence of outside directors prescribed by the Company.
Mr. Toshikazu Nakazawa: He is qualified as a certified
public accountant, having many years of considerable
experience in M (and) A practice through serving as a
partner of the M (and) A advisory division of major auditing firms and their affiliates, and has sufficient expertise in
areas such as share valuation and financial due diligence.
The Company therefore judged that he is competent as a
Third-party Committee member. Moreover, Mr. Nakazawa's
independence has been ensured because he has never had any
interest in the Company or Alps Electric from the past to
the present. Mr. Shunsuke Teragaki: Mr. Shunsuke Teragaki
has various practical experience in practicing as
attorney-at-law, including M (and) A transactions, and
experience as serving as a member in third-party committees
that provide impartial advice from the perspective of
protecting minority shareholders in the transactions between a company and its controlling shareholder, in the same
manner as in this Share Exchange. The Company therefore
judged that he is competent as a Third-party Committee
member. Moreover, Mr. Teragaki's independence has been
ensured because he has never had any interest in the Company or Alps Electric from the past to the present. (Note) The
Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-21- 3. The Third-party Committee (2/2) No. Question Answer
3-2 Please tell us the activities of the Third-party
Committee. The Third-party Committee held a total of seven
meetings between March 31, 2017 and July 26, 2017. In
addition to those meetings, the Third-party Committee
collected sufficient information by, for instance, having
direct interview sessions with the Alps Electric management
and, thereafter, carefully deliberated in such manner as
having discussions among the Third-party Committee members
whenever necessary. Moreover, in the course of negotiations
between the Company and Alps Electric, the Third-party
Committee has been involved in the negotiations between the
Company and Alps Electric such as by receiving reports from
the Company whenever necessary to gain an understanding of
the negotiation process, and by informing the Company of the
Third-party Committee's preference and views in important
negotiation phases. 3-3 Please describe the content of the
inquiry to the Third-party Committee and the report
submitted by the Third-party Committee. In essence, the
Third-party Committee submitted a written report (toshinsho)
in response to the inquiry from the board of directors of
the Company as follows: a. the Share Exchange would
contribute to the improvement of the corporate value of the
Company and confirmed that the purpose of the Share Exchange was reasonable; b. the fairness of the terms and conditions
of the Share Exchange has been ensured; c. in the Share
Exchange, attention has been paid to the interests of the
minority shareholders of the Company in the Share Exchange
through procedures that were fair; and d. the resolution of
the board of directors of the Company for the Share Exchange was not disadvantageous to the minority shareholders of the
Company. For details, please see the July 27, 2017 press
release. 3-4 How did the Third-party Committee evaluate the
analysis of the share exchange ratio conducted by SMBC Nikko
Securities? The Third-party Committee asked sufficient
questions to and received answers from the Company regarding the business plans and financial forecasts of each of the
Companies prepared by itself, which were used as a basis for the analysis of the share exchange ratio by SMBC Nikko
Securities. The Third-party Committee also examined the
content of the analysis in light of the results of analysis
by legal, accounting and tax experts retained by the
Company. In addition, with respect to the analysis of the
share exchange ratio, the Third-party Committee requested
from SMBC Nikko Securities sufficient explanation on
analysis methodologies used by SMBC Nikko Securities and
assumptions regarding the analysis, and asked sufficient
questions to and received answers from SMBC Nikko Securities regarding the explanation provided by SMBC Nikko Securities.
In addition to the examination in such manner, after
comprehensively taking into account not only the content of
the analysis of the share exchange ratio by SMBC Nikko
Securities but also whether SMBC Nikko Securities is
independent and has no conflict of interest, the Third-party
Committee submitted a written report (toshinsho) to the
Company, expressly stating that the Third-party Committee
considers that such matters regarding the analysis of the
share exchange ratio by SMBC Nikko Securities as described
above "did not have factitious elements and there is nothing unreasonable in terms of their being used in the analysis of the share exchange ratio." (Note) The Company and other
certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-22- 4. Regarding the Third-party Financial Advisor No.
Question Answer 4-1 Please explain the independence of SMBC
Nikko Securities, the third-party financial advisor to the
Company. SMBC Nikko Securities, the third-party financial
advisor to the Company, is independent from, and not a
related party of, either the Company or Alps Electric and
has no material relationship to be noted in connection with
the Share Exchange. Under the Financial Exchange and
Instruments Act and other related laws and ordinances,
financial instruments business operators must establish a
system concerning the management of conflicts of interest or take other necessary measures to ensure that the interests
of a customer would not be unjustly impaired by the
transactions conducted by the financial instruments business operators or their affiliates. In addition, financial
instruments business operators are subject to the duty to be honest and fair and the duty of care of a prudent manager.
The Company has confirmed with SMBC Nikko Securities that
(1) SMBC Nikko Securities has established such systems or
otherwise taken necessary measures with its group companies, and, (2) in becoming the third-party financial advisor in
connection with the Business Integration, SMBC Nikko
Securities provides services to the Company in an honest and fair manner, only after having ensured that SMBC Nikko
Securities is independent and has no conflict of interest by following the procedures mentioned in (1). 4-2 Please
explain the methods of analyzing the share exchange ratio
used by SMBC Nikko Securities. The methods of analyzing the
share exchange ratio used by SMBC Nikko Securities is as
follows. SMBC Nikko Securities conducted (a) a market share
price analysis because the shares of the Company and Alps
Electric are listed on a financial instruments exchange and
market prices are available for their shares, (b) a
comparable company analysis because there are multiple
listed companies that conduct relatively similar businesses
as the Companies and analogical inference of the equity
values of the Companies is possible through the comparison
to such comparable companies, and (c) a DCF Analysis in
order to analyze the Companies' intrinsic values based on
their future business activities. For the assumptions and
disclaimers pertaining to the analysis of the share exchange ratio and the fairness opinion provided by SMBC Nikko
Securities, please see the exhibit. 4-3 Has the Company
obtained a fairness opinion? The Company obtained from SMBC
Nikko Securities a fairness opinion dated July 26, 2017 to
the effect that the share exchange ratio for the Share
Exchange is fair to the Company's minority shareholders,
excluding the Company's controlling shareholder and other
persons, from a financial point of view as of such date. For the assumptions and disclaimers pertaining to the analysis
of the share exchange ratio and the fairness opinion
provided by SMBC Nikko Securities, please see the exhibit.
(Note) The Company and other certain third parties reserve
all copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-23-

5. Regarding the Comparable Company Analysis by the Third-party Financial Advisor (1/3)

ALPINE
Driving Mobile Media Innovation

No.	Question	Answer
5-1	Please explain the criteria for selecting comparable listed companies of the Company and Alps Electric that were used in the comparable company analysis.	• The criteria for selecting comparable listed companies used in the comparable company analysis by SMBC Nikko Securities are as follows.

Criteria for selection	The comparable listed companies of the Company	The comparable listed companies of Alps Electric
①Similarities in businesses	• In order to ensure objectivity, companies that belong to the "Car Navigation System" industry were selected using SPEEDA, which is a corporate finance database operated by UZABASE, Inc. Among such selected companies, companies whose manufacturing and sales of car navigation products account for the majority of their main businesses were selected, while also taking into account the Company's company size, similarities in the major purchasers of its products as well as business characteristics. • In addition to the above, the reasonableness and comprehensiveness of the companies selected as the above were examined by consulting materials such as those relating to the industry.	• In order to ensure objectivity, companies that belong to "Capacitors," "Switches/Connectors," "Electric motors," "Fine Chemicals" or "Automotive Electronic Components" were selected using SPEEDA, which is a corporate finance database operated by UZABASE, Inc. Among such selected companies, comparable companies were selected while also taking into account Alps Electric's company size, similarities in the major purchasers of its products as well as business characteristics. • In addition to the above, the reasonableness and comprehensiveness of the companies selected as the above were examined by consulting materials such as those relating to the industry.
②Whether there are any special circumstances such as the existence of abnormalities in share price formation	• The listed companies selected according to the standards set out in ① were examined for whether they have any circumstances, such as a corporate reorganization, that differed from share price formation in a normal environment. • The days traded ratio and floating turnover ratio were also checked.	• The listed companies selected according to the standards set out in ① were examined for whether they have any circumstances, such as a corporate reorganization, that differed from share price formation in a normal environment. • The days traded ratio and floating turnover ratio were also checked.

Following companies were selected as the comparable listed companies that may be considered to have similarities with the Company.

- **Clarion Co., Ltd.**
- **Pioneer Corporation**
- **JVC KENWOOD Corporation**

Following companies were selected as the comparable listed companies that may be considered to have similarities with Alps Electric.

- **Murata Manufacturing Co., Ltd.**
- **Nitto Denko Corporation**
- **TDK Corporation**
- **MinebeaMitsumi Inc.**
- **Taiyo Yuden Co., Ltd.**
- **Japan Aviation Electronics Industry, Limited**

※ For the assumptions and disclaimers pertaining to the analysis of the share exchange ratio and the fairness opinion provided by SMBC Nikko Securities, please see the exhibit.

(Note) The Company and other certain third parties reserve all copyright and other intellectual property rights with respect to this press release and the Q&A. It is prohibited to adapt, reproduce, or otherwise use this press release or the Q&A without the Company's or the other certain third parties' approval, unless such use is permitted under applicable laws. Violators of this prohibition may be subject to criminal or civil prosecution.

-24- 6. Regarding the DCF Analysis by the Third-party
Financial Advisor (1/4) No. Question Answer 6-1 What are the
assumptions used in the DCF analysis? SMBC Nikko Securities
performed the DCF analysis based on the following
assumptions. Based on the results of the above analysis, the range of the share exchange ratio was analyzed to be between
0.50 and 0.85. Company Alps Electric Concept of analysis The enterprise value of the Company was analyzed by discounting
the future free cash flow based on the financial forecasts
prepared by the Company at a certain discount rate. The
enterprise value of Alps Electric was analyzed by
discounting the future free cash flow based on the financial forecasts prepared by Alps Electric at a certain discount
rate. Financial forecasts The financial forecasts of the
Company contemplate a significant increase in profit for the period ending March 2019. Such increase is expected to be
primarily because net sales are expected to increase due to
the number of orders for car navigation and automotive
display products, primarily from automobile manufacturers,
being expected to progress at a steady price, and also the
profit margin being expected to further improve primarily
because of increased efficiency in development investments.
Due to these factors, the operating income for the period
ending March 2019 is expected to exceed that for the period
ending March 2018 by approximately 38.5%. Also, the
financial forecasts of the Company anticipate a significant
increase in profit for the period ending March 2020. Such
increase is expected to be primarily because net sales are
expected to increase due to the number of orders for car
navigation products, primarily from automobile
manufacturers, being expected to progress at a steady price, and also the profit margin is expected to improve, primarily because of cost reductions. Due to these factors, the
operating income for the period ending March 2020 is
expected to exceed that for the period ending March 2019 by
approximately 33.3%. Such financial forecasts of the Company do not assume the consummation of the Share Exchange. The
financial forecasts of Alps Electric used as a basis for its
DCF analysis do not contemplate any significant increase or
decrease in profit. Such financial forecasts of the Company
do not assume the consummation of the Share Exchange.
(Continued on the following page.) (Note) The Company and
other certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-25- 6. Regarding the DCF Analysis by the Third-party
Financial Advisor (2/4) No. Question Answer 6-1 What are the
assumptions used in the DCF analysis? Company Alps Electric
Analysis of the terminal values The perpetual growth method
and the multiple method The perpetual growth method and the
multiple method Discount rates Between 7.71% and 8.71%
Between 8.30% and 9.30% Perpetual growth rates 0% 0%
EV/EBITDA Multiples in the multiple method Between 3.6 and
4.6 Between 6.4 and 7.4 For the assumptions and disclaimers
pertaining to the analysis of the share exchange ratio and
the fairness opinion provided by SMBC Nikko Securities,
please see the exhibit. (Note) The Company and other certain third parties reserve all copyright and other intellectual
property rights with respect to this press release and the Q
(and) A. It is prohibited to adapt, reproduce, or otherwise
use this press release or the Q (and) A without the
Company's or the other certain third parties' approval,
unless such use is permitted under applicable laws.
Violators of this prohibition may be subject to criminal or
civil prosecution.

-26- 6. Regarding the DCF Analysis by the Third-party
Financial Advisor (3/4) No. Question Answer 6-2 In using the perpetual growth method in the DCF analysis, why was the
perpetual growth rate of the Companies assumed to be 0%?
SMBC Nikko Securities assumed both of the perpetual growth
rates of the Company and Alps Electric to be 0% in light of
the factors such as the respective business phases and
business environment of the Companies. SMBC Nikko Securities has provided the following explanation regarding the
perpetual growth rate. For perpetual growth rates in DCF
analysis, according to corporate finance theory, it is
necessary that perpetual growth rates of the perpetually
expected free cash flow for the period after the period of a business plan are used. Accordingly, SMBC Nikko Securities
did not simply refer to the short-term growth rate of items
such as sales that is expected in the periods of the
respective business plans of the Company or Alps Electric.
For the assumptions and disclaimers pertaining to the
analysis of the share exchange ratio and the fairness
opinion provided by SMBC Nikko Securities, please see the
exhibit. 6-3 How were cash and deposits as well as
investment securities held by the Company or Alps Electric
taken into consideration? For the purpose of analyzing the
respective equity values of the Company and Alps Electric as part of the process of analysis of the share exchange ratio
by SMBC Nikko Securities, the treatment of cash and deposits as well as non-operating assets held by the Company or Alps
Electric were appropriately taken into consideration as
follows, with certain variations in the manner of such
treatment depending on the method of analysis. 1 Average
market share price analysis The market share price is
determined by comprehensively taking into account various
factors, including business environment, performance trends
and dividends. The Company believes that it is reasonable to assume that such factors include investors' recognition of
the level of cash and deposits as well as non-operating
assets held by the Company or Alps Electric. 2 Comparable
company analysis In calculating the EV/EBITDA multiple, in
order to make the assumptions of the analysis consistent for both the Company and Alps Electric, the numbers provided on
the balance sheet were consistently used and, accordingly,
the entire amount of cash and deposits held by the Company
or Alps Electric and the intergroup deposit were taken into
consideration. 3 DCF analysis In the DCF analysis, cash and
deposits held by the Company or Alps Electric were
categorized as either necessary operating cash or all other
cash and deposits. In the process of analysis, cash and
deposits other than necessary operating cash and intergroup
deposit are added to the values on which the analysis is
based. Moreover, key investment securities, including
investments in affiliates, were treated as non-operating
assets, and were appropriately reflected in the analysis
after taking tax effects into consideration. (Continued on
the following page.) (Note) The Company and other certain
third parties reserve all copyright and other intellectual
property rights with respect to this press release and the Q
(and) A. It is prohibited to adapt, reproduce, or otherwise
use this press release or the Q (and) A without the
Company's or the other certain third parties' approval,
unless such use is permitted under applicable laws.
Violators of this prohibition may be subject to criminal or
civil prosecution.

-27- 6. Regarding the DCF Analysis by the Third-party
Financial Advisor (4/4) No. Question Answer 6-3 How were
cash and deposits as well as investment securities held by
the Company or Alps Electric taken into consideration?
Although the Company has cash and deposits of (Yen)53.3
billion (net cash of (Yen)55.4 billion, including the
intergroup deposit) as of March 31, 2017, as described
below, it is not the case that the entirety of such amount
is the so-called "excess funds." Rather, a significant
amount must be kept at hand as necessary operating cash. In
the Company, the collection of accounts receivable peaks at
the end of each month, while the payment of accounts payable peaks around the 20th day of each month. Accordingly, the
amount of cash and deposits normally tends to peak at
month-end. In addition, the Company needs to secure a
certain level of cash and deposits to pay dividends and
taxes. Based on past experience, the Company considers that
the amount of necessary operating cash is approximately
(Yen)30 billion in light of the current sales volume.
Moreover, in order for the Company and its major affiliates
to be able to borrow funds without delay when their
operating cash for the month falls short, a short-term
credit facility may be created at a financial institution
from which a loan can be obtained whenever necessary. The
amount of necessary operating cash indicated above is an
estimate, taking into account a case in which such
short-term loan is extended. For the assumptions and
disclaimers pertaining to the analysis of the share exchange ratio and the fairness opinion provided by SMBC Nikko
Securities, please see the exhibit. (Note) The Company and
other certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-28- 7. Fairness of the Share Exchange Ratio of the Share
Exchange (1/3) No. Question Answer 7-1 What are the
Company's views on the share exchange ratio of the Share
Exchange? The Company conducted measures to ensure fairness
as mentioned in Q2-1 as a premise for decision-making
concerning the Share Exchange. In addition, in the process
of the negotiations regarding the share exchange ratio,
while referring to the financial analysis report from SMBC
Nikko Securities that conducted analyses through various
methods such as average market share price analysis,
comparable company analysis and DCF analysis and taking into account factors such as the financial conditions,
performance trends, trends of the share price and other
factors of both Companies, the Company carefully proceeded
with the consideration of the share exchange ratio and
conducted negotiations and discussions with Alps Electric
multiple times. The Company believes that the share exchange ratio, which was agreed on by the Companies through the
above-described processes, is fair because it exceeds the
respective upper limits of the ranges analyzed by the market share price analysis and comparable company analysis by SMBC
Nikko Securities, while being close to the median value of
the range obtained by the DCF analysis and because the
Company received a fairness opinion from SMBC Nikko
Securities concerning the share exchange ratio of the Share
Exchange. As described in Q7-3, the Company believes that
the premium offered based on the share exchange ratio of the
Share Exchange ranks considerably high in comparison with
the level of premiums offered in other companies' business
combinations that are similar to this Share Exchange. For
the assumptions and disclaimers pertaining to the analysis
of the share exchange ratio and the fairness opinion
provided by SMBC Nikko Securities, please see the exhibit.
7-2 Why is it that the share exchange ratio analyzed by each method presented by SMBC Nikko Securities is not the same as that of Nomura Securities'? SMBC has provided the following
explanation. Policies concerning the methods used for and
the detailed underlying logic relating to analyses of equity value may be different at each third-party financial
advisor. Therefore, it is common that the results of the
analyses differ if two or more third-party financial
advisors analyze the value of the same company as the
subject of their analysis. (Note) The Company and other
certain third parties reserve all copyright and other
intellectual property rights with respect to this press
release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-29- 7. Fairness of the Share Exchange Ratio of the Share
Exchange (2/3) No. Question Answer 7-3 What is the level of
the premium offered with respect to the share exchange ratio in the Share Exchange? The premiums calculated based on the
closing prices of the Companies on the day immediately prior to date of the announcement of the Business Integration
(July 26, 2017,) and the average closing prices of the
Companies during the one-month, three-month, and six-month
periods ending on the day immediately prior to the date of
the announcement are as follows. (asterisk) 1? Theoretical
share price of the company = Alps Electric share price x the share exchange ratio of the Share Exchange (0.68) The
Company believes that the above premium ranks considerably
high in comparison with the level of premiums offered in
other companies' cases that are similar to the Share
Exchange. Specifically, set forth below are, according to
the research conducted by SMBC Nikko Securities, the average and median of the premiums based on the one-month periods
ending on the day immediately prior to the dates of
announcement in the 15 cases, as described in the following
page titled "(Reference) Cases of listed subsidiary
companies made into wholly owned subsidiaries through a
share exchange", of other companies (asterisk)2 making their listed subsidiaries wholly owned subsidiaries through share
exchanges that were announced between July 1, 2015 and the
day immediately prior to the date of the announcement (July
26, 2017.) The Company believes that, by comparing the below values and the premium provided in the Share Exchange, it
can be understood that a high premium was achieved in the
Share Exchange as compared to the cases of other companies
in the last two years. (asterisk)2 F18 cases where the capital contribution ratio by the parent company prior to the share
exchange was 40% or more were selected (of these, a total of three cases, of which two cases that employed a two-step
structure involving a tender offer and a share exchange, and one case where the objective was to bail out a company, were excluded.)
Alps Electric share price Company share price Theoretical
share price of the Company(asterisk) Premium Closing prices
on the day immediately prior to the date of the announcement
3,190 yen 1,708 yen 2,169.2 yen 27.0% Average share price of the last one months 3,212.4 yen 1,692.5 yen 2,184.4 yen
29.1% Average share price of the last three months 3,180.8
yen 1,623.9 yen 2,162.9 yen 33.2% Average share price of the last six months 3,201.5 yen 1,626.8 yen 2,177.0 yen 33.8%
Number of cases Average value of the premiums Median of the
premiums Similar cases of other companies 15 12.4% 13.2%
(Note) The Company and other certain third parties reserve
all copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

(Reference) Cases of listed subsidiary companies made into wholly owned subsidiaries through a share exchange

-30-

Announce Date	Parent Companies	Subsidiary Companies
October 30, 2015	Hitachi Zosen Corporation	OHNAMI Corporation
November 30, 2015	The Japan Steel Works, LTD.	MEIKI CO.,LTD.
November 30, 2015	IZUMI Co.,Ltd.	Super Daiei Corporation
January 29, 2016	Murata Manufacturing Co., Ltd.	TOKO INC.
January 29, 2016	TOYOTA MOTOR CORPORATION	DAIHATSU MOTOR CO., LTD.
February 10, 2016	ODAWARA ENGINEERING CO.,LTD.	ROYAL ELECTRIC CO.,LTD.
August 3, 2016	OPTEX CO., LTD.	OPTEX FA CO.,LTD.
August 4, 2016	Nippon Flour Mills Co., Ltd.	Tofuku Flour Mills Co., Ltd.
September 14, 2016	Mitsubishi Chemical Corporation	Nippon Kasei Chemical Company Limited
December 20, 2016	Panasonic Corporation	Panasonic Industrial Devices SUNX Co., Ltd.
February 7, 2017	The Nisshin OilliO Group, Ltd.	Settsu Oil Mill, Inc.
March 28, 2017	Faith, Inc.	NIPPON COLUMBIA CO.,LTD.
April 12, 2017	Yamada Denki Co., Ltd.	BEST DENKI Co., Ltd.
May 11, 2017	DTS CORPORATION	DATALINKS CORPORATION
May 15, 2017	Nisshinbo Holdings Inc.	Japan Radio Co., Ltd.

Note : 15 cases have been selected based on the similarity with this Share Exchange. (For the information regarding such selection, please see Q&A No. 7-3.)
Source : Compiled by SMBC Nikko Securities Inc. based on information provided on the press releases of such selected companies.

(Note) The Company and other certain third parties reserve all copyright and other intellectual property rights with respect to this press release and the Q&A. It is prohibited to adapt, reproduce, or otherwise use this press release or the Q&A without the Company's or the other certain third parties' approval, unless such use is permitted under applicable laws. Violators of this prohibition may be subject to criminal or civil prosecution.

-31- 7. Fairness of the Share Exchange Ratio of the Share
Exchange (3/3) No. Question Answer 7-4 Is the share exchange ratio of the Share Exchange fair? Are the synergy effects
taken into account? The Company believes the share exchange
ratio of the Share Exchange is fair because (a) the premium
offered based on the share exchange ratio of the Share
Exchange ranks considerably high in comparison with the
level of premiums offered in other companies' business
combinations that are similar to this Share Exchange, (b)
the Company obtained a fairness opinion from SMBC Nikko
Securities to the effect that the share exchange ratio for
the Share Exchange is fair to the Company from a financial
point of view, and (c) it was decided to be a share exchange in which the consideration of the Share Exchange will be
Alps Electric shares, such that the current minority
shareholders of the Company will be in the position to
receive the distribution of the synergies created by the
Business Integration as the shareholders of ALPS HD CO.,
LTD., even after the Share Exchange and the company split of
Alps Electric. "For the assumptions and disclaimers
pertaining to the analysis of the share exchange ratio and
the fairness opinion provided by SMBC Nikko Securities,
please see the exhibit." 7-5 Is there any possibility that
the share exchange ratio or the method for the Business
Integration will be changed? The Company does not plan to
request Alps Electric that the share exchange ratio be
amended or the method for conducting the Business
Integration be changed because (a) the Company believes that the share exchange ratio of the Share Exchange was agreed
between the Company and Alps Electric through negotiations
between them based upon fair procedures, and (b) the Company considers that it is in the best interest of the Company's
minority shareholders to conduct the Business Integration by means of the Share Exchange and company split. 7-6 Will the
upward revisions of full-year forecasts of the Company and
Alps Electric for the business year ending March 2018 have
any impact on the share exchange ratio of the Share
Exchange? Is it not necessary to amend the share exchange
ratio of the Share Exchange given the upward revisions? With regard to the Company's upward revision of the full-year
forecast ending March 2018 as disclosed in "Notice of
Differences between Earnings Forecasts and Actual Financial
Results for First Six Months of Fiscal Year Ending March 31,
2018, and Revisions to Full-Year Earnings Forecasts" issued
on October 30, 2017, the Company considers that such upward
revision has only an extremely limited impact on the
financial forecasts that were the basis of the analysis of
the share exchange ratio by SMBC Nikko Securities.
Therefore, the Company considers that there is no need to
reconsider the share exchange ratio. With regard to Alps
Electric's upward revision of the full-year forecast ending
March 2018 as disclosed in "Official Announcement Regarding
Differences between Financial Results Forecasts and Actual
Results for the First Half of the Fiscal Year Ending March
31, 2018, and Revisions to Financial Results Forecasts for
the Fiscal Year Ending March 31, 2018" issued on October 30,
2017, the Company considers that such upward revision has
only an extremely limited impact on the financial forecasts
that were the basis of the analysis of the share exchange
ratio by SMBC Nikko Securities. Therefore, the Company
considers that there is no need to reconsider the share
exchange ratio. (Note) The Company and other certain third
parties reserve all copyright and other intellectual
property rights with respect to this press release and the Q
(and) A. It is prohibited to adapt, reproduce, or otherwise
use this press release or the Q (and) A without the
Company's or the other certain third parties' approval,
unless such use is permitted under applicable laws.
Violators of this prohibition may be subject to criminal or
civil prosecution.

-32- Disclaimer One of the parties to the Business
Integration, Alps Electric Co., Ltd. ("Alps Electric"), may
file a registration statement on Form F-4 ("Form F-4") with
the U.S. Securities and Exchange Commission (the "SEC") in
connection with the possible share exchange with Alpine
Electronics, Inc. ("the Company" and, together with Alps
Electric, the "Companies"). The Form F-4 (if filed) will
contain a prospectus and other documents. If a Form F-4 is
filed and declared effective, the prospectus contained in
the Form F-4 will be mailed to U.S. shareholders of the
Company prior to the shareholders' meeting at which the
share exchange will be voted upon. The Form F-4 and
prospectus (if a Form F-4 is filed) will contain important
information about Alps Electric, the Company, the share
exchange and related matters. U.S. shareholders of the
Company are urged to read the Form F-4, the prospectus and
other documents that may be filed with the SEC in connection with the share exchange carefully before they make any
decision at the shareholders' meeting with respect to the
share exchange. Any documents filed with the SEC in
connection with the share exchange will be made available
when filed, free of charge, on the SEC's website at
www.sec.gov. In addition, upon request, the documents will
be mailed to shareholders for free of charge. To make a
request, please refer to the following contact information.
Company name: Alps Electric Co., Ltd. Address: 1-7,
Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in
charge: Junji Kobayashi, Senior Manager, Corporate Planning
Office Telephone: +81-3-5499-8026 (IR Direct) Company name:
Alpine Electronics, Inc. Address: 1-7, Yukigaya-otsukamachi,
Ota-ku, Tokyo, Japan Department in charge: Shinji Yamazaki,
Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct) (Note) The Company
and other certain third parties reserve all copyright and
other intellectual property rights with respect to this
press release and the Q (and) A. It is prohibited to adapt,
reproduce, or otherwise use this press release or the Q
(and) A without the Company's or the other certain third
parties' approval, unless such use is permitted under
applicable laws. Violators of this prohibition may be
subject to criminal or civil prosecution.

-33- Forward-Looking Statements This document includes
"forward-looking statements" that reflect the plans and
expectations of the Company in relation to, and the benefits resulting from, their Business Integration described above.
To the extent that statements in this document do not relate to historical or current facts, they constitute
forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the
Company in light of the information currently available to
them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors
may cause the actual results, performance, achievements or
financial position of one or both of the Companies (or the
integrated group) to be materially different from any future results, performance, achievements or financial position
expressed or implied by these forward-looking statements.
The Company undertakes no obligation to publicly update any
forward-looking statements after the date of this document.
Investors are advised to consult any further disclosures by
the Companies (or the integrated group) in their subsequent
domestic filings in Japan and filings with the U.S.
Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not
limited to: (1) economic and business conditions in and
outside Japan; (2) changes in demand for and material prices of automobiles, smart phones and consumer electrical
equipment and machines, which are the main markets of the
Companies' products, and changes in exchange rates; (3)
changes in the competitive landscape, including the changes
in the competition environment and the relationship with
major customers; (4) further intensified competition in the
electronic components business, automotive infotainment
business and logistics business; (5) increased instability
of the supply system of certain important components; (6)
change in the product strategies or other similar matters,
cancellation of a large-quantity order, or bankruptcy, of
the major customers; (7) costs and expenses, as well as
adverse impact to the group's reputation, resulting from any product defects; (8) suspension of licenses provided by
other companies of material intellectual property rights;
(9) changes in interest rates on loans and other
indebtedness of the Companies, as well as changes in
financial markets; (10) adverse impact to liquidity due to
acceleration of indebtedness; (11) changes in the value of
assets (including pension assets) such as securities and
investment securities; (12) changes in laws and regulations
(including environmental regulations) relating to the
Companies' business activities; (13) increases in tariffs,
imposition of import controls and other developments in the
Companies' main overseas markets; (14) unfavorable political factors, terrorism, war and other social disorder; (15)
interruptions in or restrictions on business activities due
to natural disasters, accidents and other causes; (16)
environmental pollution countermeasures costs; (17)
violation of laws or regulations, or the filing of a
lawsuit; (18) the Companies being unable to complete the
Business Integration due to reasons such as the Companies
are not able to implement the necessary procedures including approval of the agreement with regard to the Business
Integration by the shareholders' meetings of the Companies,
and any other reasons; (19) delays in the review process by
the relevant competition law authorities or the clearance of the relevant competition law authorities' or other necessary approvals' being unable to be obtained; and (20) inability
or difficulty of realizing synergies or added values by the
Business Integration by the integrated group. (Note) The
Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-34- Translation Only for Reference Purpose This document
has been translated from the Japanese-language original for
reference purpose only. While this English translation is
believed to be generally accurate, if there is any
inconsistency between the English translation and the
Japanese documentation, the Japanese documentation will
prevail. (Note) The Company and other certain third parties
reserve all copyright and other intellectual property rights with respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-35- Exhibit: Assumptions and disclaimers, etc. of SMBC
Nikko's Analyses and Fairness Opinion (1/3) The full text of the opinion of SMBC Nikko dated July 26, 2017 (the "SMBC
Nikko Fairness Opinion") will be attached as an appendix to
the prospectus included in Alps Electric Co., Ltd.'s Form
F-4 registration statement expected to be filed with the
U.S. Securities and Exchange Commission. The SMBC Nikko
Fairness Opinion is addressed to the board of directors of
Alpine Electronics, Inc., and the summary of the SMBC Nikko
Fairness Opinion included in this presentation is qualified
in its entirety by reference to the full text of such
opinion. You are urged to read the opinion in its entirety
when it becomes publicly available. In addition, the summary of the analyses underlying the SMBC Nikko Fairness Opinion
is necessarily incomplete and could create a misleading view of SMBC Nikko's analyses. SMBC Nikko cautions against undue
reliance on the summary of such analyses. In giving consent
to the use of the SMBC Nikko Fairness Opinion and the
analyses underlying such opinion for the purpose of this
presentation, we do not hereby admit that we are "experts"
within the meaning of the term "experts" as used in the U.S.
Securities Act of 1933. (Note) The Company and other certain third parties reserve all copyright and other intellectual
property rights with respect to this press release and the Q
(and) A. It is prohibited to adapt, reproduce, or otherwise
use this press release or the Q (and) A without the
Company's or the other certain third parties' approval,
unless such use is permitted under applicable laws.
Violators of this prohibition may be subject to criminal or
civil prosecution.

-36- "Exhibit: Assumptions and disclaimers, ect. Of SMBC
Nikko's Analysis and Fairness Opinion (2/3)" In preparing
its analysis regarding the Share Exchange Ratio set forth in the Share Exchange Agreement (the "SMBC Nikko Analysis") and
its opinion, dated as of the date thereof, on the fairness
of the Share Exchange Ratio from the financial viewpoint to
the holders of shares of common stock of Alpine other than
the Controlling Shareholder and Others (the "SMBC Nikko
Fairness Opinion"), SMBC Nikko has relied upon and assumed
the accuracy and completeness of all information that SMBC
Nikko took into account in the consideration or was provided to SMBC Nikko or was discussed with Alpine or Alps Electric
or was publicly available or otherwise reviewed by or for
SMBC Nikko. SMBC Nikko has not independently verified nor
has SMBC Nikko assumed responsibility or liability for
independently verifying any such information or its accuracy or completeness and have assumed that the management of each of Alpine and Alps Electric is unaware of any fact or
circumstance that would make such information inaccurate or
misleading. The foregoing summary is not a complete
description of all analyses performed and factors considered by SMBC Nikko in connection with the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion. The preparation of a
financial opinion is a complex process involving subjective
judgments and is not necessarily susceptible to partial
analysis or summary description. SMBC Nikko believes that
its analyses, a portion of which are summarized above, must
be considered as a whole and that selecting portions of its
analyses or focusing on information presented in tabular
format could create an incomplete view of the processes
underlying SMBC Nikko's analyses and opinion. In conducting
the SMBC Nikko Analysis and arriving at the SMBC Nikko
Fairness Opinion, SMBC Nikko did not draw, in isolation,
conclusions from or with regard to any one factor or method
of analysis for purposes of its opinion, but rather arrived
at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. In conducting the
SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness
Opinion, SMBC Nikko has not conducted any independent
assessment, appraisal, valuation or research (including
environmental research for properties; same shall apply
hereunder) concerning the assets or liabilities of Alpine,
Alps Electric, and affiliates of either of them (including
derivative products, off-BS assets and liabilities, and
other contingent liabilities), let alone analysis and
assessment of each asset item or each liability item, and
SMBC Nikko has never conducted independent verifications to
see whether each one of the items does really exist or not;
also SMBC Nikko has not received any reports of appraisal,
valuation, research, or verification regarding real
existence for each of the items. Nor has SMBC Nikko
conducted any credit evaluation for Alpine or Alps Electric
under the applicable laws and regulations, concerning such
points as bankruptcy, insolvency or the like. As to the
financial projections and other forecast information of
Alpine and Alps Electric that SMBC Nikko was provided, SMBC
Nikko took them as is as the basis of its outlook, assuming
that they were reasonably prepared or provided by Alpine and
Alps Electric as per the best estimation and judgment of
respective management, and that the financial condition of
Alpine and Alps Electric each would undergo a transition
just in accordance with the said projections and forecast.
SMBC Nikko has relied on the projections and related
materials, without having conducted any independent research to verify them, in conducting the SMBC Nikko Analysis and
arriving at the SMBC Nikko Fairness Opinion. SMBC Nikko
notes that SMBC Nikko does not guarantee that the said
financial projections are feasible, or that the actual
results should be close to the projections. It is reasonably expected that the shares of common stock of Alpine would be
delisted in accordance with the Listing Rules of TSE after
the completion of the Share Exchange, but SMBC Nikko notes
that SMBC Nikko did not take into account whether shares of
common stock of Alps Electric might be delisted or not, and
also that SMBC Nikko did not take into account whether there would be any impact from such delisting on Alpine and
Alpine's shareholders as well as the degree of impact if
any, in conducting the SMBC Nikko Analysis and arriving at
the SMBC Nikko Fairness Opinion. Also, in conducting the
SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness
Opinion, SMBC Nikko has assumed that all material
information of Alpine and Alps Electric has been adequately
disclosed, that all material information of Alpine and Alps
Electric has adequately been reflected in the market price
of respective share, and that there is no more material
information yet to be announced or disclosed that could
adversely affect the market price of Alpine or Alps Electric share. SMBC Nikko is not a legal, accounting or tax expert
and has not conducted any independent consideration and
analysis concerning the legality and validity of the Share
Exchange as well as concerning the adequacy in handling tax
or accounting in conducting the SMBC Nikko Analysis and
arriving at the SMBC Nikko Fairness Opinion, so SMBC Nikko
has assumed that the Share Exchange will be consummated
properly and effectively in accordance with all adequate
procedures in terms of legal, accounting and tax. Also, SMBC
Nikko notes that SMBC Nikko did not take into account the
impact from the Share Exchange on Alpine and other
transaction counterparties in terms of tax. (Note) The
Company and other certain third parties reserve all
copyright and other intellectual property rights with
respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.

-37- "Exhibit: Assumptions and disclaimers, etc. Of SMBC
Nikko's Analyses and Fairness Opinion (3/3)" SMBC Nikko has
also assumed that (i) all governmental, regulatory or other
permits and consents (contractual or otherwise) necessary to consummate the Share Exchange will be received during a
period and under the terms that would never negatively
affect the business and the expected profitability of Alpine and Alps Electric, (ii) the Share Exchange is a tax-free
share exchange in compliance with the Japanese corporation
tax law, and (iii) the Share Exchange will be consummated
all in accordance with the terms and conditions set forth in the Agreement, without any waiver, amendment or change
concerning all material conditions and agreements set forth
in the Agreement and the detail of rights and obligations
related to the target business (more specifically rights and obligations regarding the related assets, liabilities,
contracts, employees, etc.) as presented by Alpine and Alps
Electric. SMBC Nikko was not obligated to, so has not
conducted any independent research concerning the above
assumed points. SMBC Nikko also has assumed that the final
executed Agreement will not differ in any material respect
from the draft Agreement reviewed by SMBC Nikko. The SMBC
Nikko Analysis and the SMBC Nikko Fairness Opinion are based on the financial and capital markets, economic and other
conditions as of the date thereof (except as otherwise
stated in the SMBC Nikko Analysis), and SMBC Nikko relies on the information made available to SMBC Nikko or SMBC Nikko
managed to obtain by the date thereof. Although the SMBC
Nikko Analysis and the SMBC Nikko Fairness Opinion might be
affected by future changes in conditions, SMBC Nikko does
not assume any obligation to revise, change, or supplement
them. Also, the SMBC Nikko Analysis and the SMBC Nikko
Fairness Opinion do not include inference or suggestion of
SMBC Nikko's future opinion after the date thereof. SMBC
Nikko has prepared and is submitting the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion herewith in response to
Engle's request. As a financial advisor to Alpine concerning the Share Exchange, SMBC Nikko has received, and will
receive fees from Alpine for its services (the substantial
part of such fees is contingent on the consummation of the
Share Exchange). Alpine has agreed to reimburse SMBC Nikko's expenses and indemnify SMBC Nikko against certain
liabilities arising out of its engagement. SMBC Nikko and
its affiliates in the past have traded and may actively
trade or possibly would trade for or with Alpine, Alps
Electric, or affiliates of either of them, for investment
banking business, securities/financial instruments-related
business, and commercial banking business, and have received or in the future might receive fees for such services. Also, in the ordinary course of businesses, SMBC Nikko may trade
the securities and various other financial instruments
including derivatives of Alpine, Alps Electric, or
affiliates of either of them, for own account or for
customer accounts from time to time, and could own certain
position relating to them. In the two year period prior to
the date of the SMBC Nikko Analysis and the SMBC Nikko
Fairness Opinion, SMBC Nikko and its affiliates have
provided certain investment banking business,
securities/financial instruments-related business, and
commercial banking business to Alpine, Alps Electric, and
affiliates of either of them unrelated to the Share
Exchange, for which SMBC Nikko and its affiliates received
compensation. The SMBC Nikko Fairness Opinion does not
express SMBC Nikko's comment on the value and the market
price level of the common stock of Alpine or Alps Electric
before or after the consummation of the Share Exchange. SMBC
Nikko is not requested to express its opinion on the facts
and/or assumptions, including the financial forecasts of
Alpine and Alps Electric, that constitute the foundation to
determine the Share Exchange Ratio; also SMBC Nikko is not
requested to express its opinion on Alpine's corporate
decision itself to pursue or implement the Share Exchange
(including its merits and demerits as compared with other
business strategic alternatives or other types of deal
scheme), any terms or other aspects of the Share Exchange
(other than the Share Exchange Ratio to the extent expressly specified herein), including the effectiveness of the
proposed structure of the Share Exchange as well as on
whether there is/are any better structure option(s) in terms of effectiveness, and on the merits and demerits of
comparable structure options if any, so SMBC Nikko does not
express its opinion on such points. Also, SMBC Nikko is not
requested to analyze any transactions other than the Share
Exchange or relative value of such transactions, or SMBC
Nikko is not requested to consider how fair the Share
Exchange or the proposed Share Exchange Ratio would be to
the holders of securities other than shares of common stock
of Alpine as well as for the creditors and other interested
parties of any party. Hence, SMBC Nikko has not covered
these aspects in the SMBC Nikko Fairness Opinion. In
addition, no opinion or view is expressed with respect to
the fairness (financial or otherwise) of the amount, nature
or any other aspect of any compensation to any of the
officers, directors or employees of any party to the Share
Exchange, or class of such persons, relative to the Share
Exchange Ratio. Furthermore, SMBC Nikko is not obligated by
Alpine or by Alpine's board of directors to solicit
indications of interest or proposals from third parties in
relation to the Share Exchange and SMBC Nikko has not taken
any such action. Also, SMBC Nikko is not requested to
express its opinion on any specifics of the documents and
methods relating to the Share Exchange, other than on the
Share Exchange Ratio as specifically covered in the SMBC
Nikko Fairness Opinion, so SMBC Nikko has not included any
opinion on such points. SMBC Nikko expresses no opinion or
recommendation as to how the holders of common stock of
Alpine should vote or take any action in connection with the
Share Exchange; also the SMBC Nikko Fairness Opinion is not
to make any solicitation or recommendation to Alpine's
shareholders or other interested parties as to sale or
purchase of Alpine's shares or other matters related to
them. (Note) The Company and other certain third parties
reserve all copyright and other intellectual property rights with respect to this press release and the Q (and) A. It is
prohibited to adapt, reproduce, or otherwise use this press
release or the Q (and) A without the Company's or the other
certain third parties' approval, unless such use is
permitted under applicable laws. Violators of this
prohibition may be subject to criminal or civil prosecution.